March 23, 2018

SUBMISSION VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt

Re:	Level One Bancorp, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted January 16, 2018
CIK No. 0001412707

Dear Mr. Clampitt:

On behalf of Level One Bancorp, Inc. (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated February 8, 2018 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently herewith, the Company has filed a Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Draft Registration Statement as submitted on January 16, 2018; page numbers and other similar references used in the Company’s responses refer to the Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

200 West Madison Street, Suite 3900   |   Chicago, Illinois 60606   |   T. 312.984.3100   |   F. 312.984.3150   |   bfkn.com

Prospectus Summary, page 1

Pursue Acquisitions in Existing and Adjacent Markets, page 7

2.                                      Please revise the disclosure on pursuing acquisitions to clarify if there are any plans, arrangements, or understandings to make any acquisitions.

Response:

The Company has revised the disclosure on pages 2, 7, 9, 50, 87 and 89 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 50

3.             Revise to disclose the estimated costs associated with the opening on the two new branches.

Response:

The Company has revised the disclosure on page 50 of the Registration Statement in response to the Staff’s comment.

Dilution, page 53

4.             Revise the last paragraph to disclose, if material, the additional dilution if all securities in the first three bullets were exercised and issued.

Response:

The Company has revised the disclosure on pages 53 and 54 of the Registration Statement in response to the Staff’s comment.

Business, page 88

Key Strengths, page 89

5.             Please balance your statements about your competitive strengths and growth strategies with an equally prominent discussion of your risks and obstacles you may encounter when implementing this strategy.

Response:

The Company has revised the disclosure on pages 89 and 90 of the Registration Statement in response to the Staff’s comment.

Consolidated Financial Statements

For the nine months ended September 30, 2017 and 2016 (unaudited)

Note 1 — Basis of Presentation And Significant Accounting Policies

Recent Accounting Standards, page F-8

6.                                      Please refer to SAB Topic 11M and expand the disclosure related to Financial Instruments, Leases, and the Allowance for Credit Losses to state the date on which adoption is required and the date on which you plan to adopt the recently issued accounting standards.

Response:

The Company has expanded the disclosures related to the recent accounting standards on Financial Instruments, Leases, and the Allowance for Credit Losses to include the specific dates on which adoption is required as well as when the Company is planning to adopt each respective ASU.  Please see pages F-16, F-17 and F-18 of the Registration Statement.

Note 5 — Loans, page F-17

7.                                      You disclose that you re-estimate cash flows expected to be collected for purchase credit impaired loans on a semi-annual basis. Please tell us why you re-estimate cash flows expected to be collected over the life of purchase credit impaired loans on a semi-annual basis as opposed to a quarterly basis.

Response:

The Company has adhered to the accounting guidance established by ASC 310-30 “Loans and Debt Securities Acquired with Deteriorated Credit Quality” to determine how purchased-credit impaired loans should be subsequently measured (re-estimated) post acquisition.  While the guidance in ASC 310-30 does not establish how frequently a re-estimation needs to be performed, it does state that a company “shall continue to estimate cash flows expected to be collected over the life of the loan.”

On an annual basis, management evaluates the frequency of the re-estimation of purchased credit impaired loans, based on an analysis of the factors listed below. As of its most recent analysis, management continued to believe that a semi-annual re-estimation was sufficient.

•                  Purchased credit impaired loans as a percentage of total assets is less than 1.0% and declining (0.75% as of December 31, 2017, 1.03% as of December 31, 2016, and 1.91% as of December 31, 2015).

•                  Purchased credit impaired scheduled interest accretion resulting from cash flow re-estimations as a percentage of gross revenue is declining. The ratios for the years ended December 31, 2017, 2016 and 2015 were 4.45%, 7.98% and 14.34%, respectively.

•                  Given the limited size of the Company’s portfolio of purchased credit impaired loans, significant changes to the valuation of the purchased credit impaired loans have historically been caused by significant events related to a few loans with balances greater than $1.0 million.  Such changes have historically been rare.  These loans are also reviewed quarterly through internal loan committee processes.

•                  In the event a significant valuation change to purchased credit impaired loans is identified through the loan committee process or other processes and there is no cash flow re-estimation scheduled for that quarter, a cash flow re-estimation of that instrument (or of the pool containing that instrument) would be performed that quarter.  The Company considers a significant valuation change to be any change that would have an effect on quarterly net income that exceeds 2% of expected annual income.

As indicated above, the Company will continue to evaluate the frequency with which it re-estimates cash flows from purchased credit impaired loans, including in connection with any subsequent acquisition transaction that would result in a material increase in the amount of purchased credit impaired loans.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-7470.

Sincerely,

/s/ William C. Fay

William C. Fay

cc:                                Christina Harley

Gus Rodriguez

Eric Envall

(Securities and Exchange Commission)

David C. Walker

(Level One Bancorp, Inc.)